

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 26, 2008

Arthur M. Evans, CFO
Tri-Valley Corporation
4550 California Avenue, Suite 600
Bakersifled, CA 93309

   Re: **Tri-Valley Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2006
      Filed April 2, 2007, Amended August 30, 2007,
      November 13, 2007 and February 11, 2008
      File No. 001-31852

Dear Mr. Evans:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

         Sincerely,

         Brad Skinner
         Senior Assistant Chief Accountant